Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

Anadarko Petroleum Corporation (“Anadarko” or “APC”) posted the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to Anadarko’s intranet site available to its employees on April 22, 2019.

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We recognize there is a significant amount of uncertainty and anxiety associated with Chevron’s agreement to acquire Anadarko and what that will mean for each of you. Although we do not have the information to fully address all of your questions and concerns immediately, we will be as transparent as possible throughout this time. In order to ensure you are receiving the most up-to-date and accurate answers, each response is reviewed by both Anadarko and Chevron leadership. We appreciate your patience as we work through this process.

We have developed these Frequently Asked Questions (FAQs) to provide relevant information as it becomes available. Additional FAQs will be added to this document weekly or twice per week depending on the flow of information, and the latest updates will also be available on the homepage and the Chevron Acquisition pages of Insider.

If you have questions not answered below, please submit them to APC Communications, and we will do our best to address them in a timely fashion.

As a reminder, our Employee Assistance Program (EAP) is available for confidential counseling at no cost to you. Thank you for your patience during this process.

Acquisition Process

1.	When will APC and Chevron shareholder votes occur?

This transaction does not require that Chevron hold a shareholder vote. Anadarko will hold a special meeting for its vote of stockholders that will be determined at a future date. Once the meeting date has been determined, it will be made public in a similar fashion to how we communicate details about our annual meeting.

2.	Will the APC Shareholder meeting still proceed on May 14?

In light of the pending merger, Anadarko has indefinitely postponed its 2019 annual meeting of stockholders, which had previously been scheduled for May 14, 2019.

3.	What regulatory or other approvals are required? When?

The completion of the transaction is subject to satisfaction or waiver of certain customary mutual closing conditions, including:

•	The receipt of the required approval from Anadarko stockholders

•	The expiration or termination of the waiting period under the Hart-Scott-Rodino Act, as amended, applicable to the merger

•	The absence of any order or law prohibiting consummation of the transaction

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The effectiveness of the Registration Statement on Form S-4 to be filed by Chevron pursuant to which the shares of Chevron common stock to be issued in connection with the merger will be registered with the Securities and Exchange Commission

•	The authorization for listing on the New York Stock Exchange of the shares of Chevron common stock to be issued in connection with the merger.

4.	Will a second town hall be scheduled once all the questions are able to be answered at close time or will we just need to rely on the communication via the website?

We will continue to evaluate the most effective way to communicate critical information, using a combination of email, Insider, APC Go, group meetings and/or town halls.

5.	Can the closing be cancelled? If yes, what are the requirements?

Closing is subject to customary regulatory approvals and the approval of Anadarko shareholders. Chevron and Anadarko can each cancel the agreement under very limited circumstances that are outlined in the Merger Agreement.

6.	Is it possible another company makes a higher offer?

Although we cannot speculate on the likelihood of alternative scenarios, there is a procedure included in the Merger Agreement if any other company wants to make an alternative proposal to acquire the company.

7.	Are we guaranteed $65 per share at the time of closing, or will the final amount be based on the ratio determined on April 11?

There is no guarantee that shareholders will receive $65 per share – the amount received could be higher or lower at closing. When the transaction closes, each shareholder will receive $16.25 in cash and 0.3869 shares of Chevron stock for each share of Anadarko stock they hold. This consideration was worth $65 per share based on the Chevron closing price on the day before the transaction was announced. The value of the Chevron share component on the closing date will be a function of the Chevron share price on such date.

8.	Was there any dissent within the EC & Board when making this decision?

As expressed during the town hall, the EC unanimously agreed the offer was the right thing for the company and its shareholders. Similarly the board also approved the transaction unanimously.

Other Acquisition Questions

1.	What is the guidance for attending and presenting our research and developments at industry conferences and publishing papers during this transition period?

At this time, please continue to conduct business as usual. If you receive questions from the audience or others regarding the transaction, please refer the person to Chevron.

2.	I declared my retirement for a future date – can I rescind it?

You will need to discuss this with your management and Human Resources, as the business will need to determine the continued need for the position. When a retirement notice is given, a business has to start planning for a replacement, so it is possible that commitments have been made regarding the position. Separately, you will want to ensure you understand the implications of remaining with Anadarko through the transfer of ownership.

3.	Should I update my Profile on Talent Navigator?

Because Chevron is interested in the talented people in our company, you may want to update your Talent Navigator Profile in order to best represent your experience and skills. We also encourage you to talk with your colleagues, your manager and/or HR over the coming months to keep informed as we progress through this process.

4.	Will there be the option to express interest in leaving voluntarily and receiving the change of control severance?

The integration team will strive to communicate information regularly and as openly as possible as talent and integration needs are assessed and determined.

5.	We are currently implementing our technical competencies across the company. Will we continue with this effort?

We have already implemented technical competencies with our engineering population and have completed 90% of the assessments, which now allows us to focus attention on development items such as formal classroom and on-the-job training for our engineers. We are in the final stage of our Operations Competency Assurance project and will continue with the implementation this year. In light of the pending acquisition, we will stop any additional discipline competency development.

6.

What are the personality assessments (such as Birkman, DISC, Myers-Briggs, Spectrum) that Chevron uses for communication, team building, coaching, leadership development, and conflict resolution? This information would be helpful to use as we integrate.

Chevron uses a variety of assessments, Equliibria’s E-Colors program is the most common within the organization.

7.	Will we be considered for other positions that may be open at Chevron that aren’t necessarily directly related to our current job function?

Chevron has made it clear that retaining a talented and skilled workforce is a priority. Efforts to assess talent needs and synergies within the combined company will be undertaken, with a focus on establishing an integrated organization that is ready to safely and effectively manage the assets and opportunities of the combined company in each asset area.

8.	What is our plan for new graduate hires and interns?

Anadarko will honor all offers that have already been accepted, including college new hires and this summer’s interns. HR is working on a consistent communication that will be sent to grads and interns in the coming week. If a graduate or intern reaches out to you, you can share the same information that employees have heard and advise them that they will also be reached shortly by University Relations.

9.	What should we tell external candidates?

Anadarko will honor all offers that have already been accepted. We continue to need to operate our business and need talented people to do so. Candidates can be informed of information that is already public.

10.	Will there be any assistance provided to get a resume put together or updated?

You can contact your HR Business Partner at any time to talk through your employee profile on Talent Navigator and/or your resume. Should you not transition into the combined company and receive severance, outplacement services will be provided which will include resume preparation.

11.	Can employees buy or sell Anadarko common stock while the merger transaction is pending?

There are no special restrictions on trading Anadarko securities related to the transaction. As always, under Anadarko’s Insider Trading Policy, if you have material nonpublic information concerning Anadarko, including information related to quarterly results, neither you nor members of your family may buy or sell securities of Anadarko, including transfers in or out of the APC Stock Fund in the Employee Savings Plan. Prior to trading Anadarko securities you must first check with your supervisor to ensure that you are not in possession of any material, nonpublic information. If any doubts exist as to whether information is material or has been released to the public, you should contact Anne Bruner in the Legal Department. In addition, members of Anadarko’s management must first consult the General Counsel or Deputy General Counsel and Corporate Secretary before buying or selling Anadarko securities.

Transition and Integration

1.	What is the integration plan and how will it be coordinated between APC and Chevron?

•	Integration planning is being led jointly by Chevron EVP, Technology, Projects and Services, Joe Geagea, and Anadarko President Bob Gwin.

•	Initial details including the leadership of the integration planning team were announced on April 18.

•	The integration will take a significant amount of time, and additional information will be available as this process moves forward in the weeks and months ahead.

2.	The “CVX Synergy” box in the Integration Planning Team chart is populated by two Chevron employees, why is APC not represented here?

The CVX Synergy box is a Chevron-only function that will track synergies in order to meet Chevron’s external commitments about transaction synergy. Accordingly, there is no Anadarko role in this function. We included it in our announcement in the interest of transparency so that employees from both companies are seeing the same thing.

3.	Is the “People” box in the chart determining who gets jobs and who doesn’t, or do the functional boxes do that?

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The functional groups will focus on establishing the proper structure and accountabilities, including proposed staffing levels, of their part of the future organization to ensure that business needs are met and efficient operations are achieved.

•	The functional groups will not make staffing decisions. Personnel decisions will ultimately be made by an integrated group, which for Anadarko will be led by Mitch Ingram.

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This is the same approach we have taken within Anadarko when reorganizing various departments; we first decide on the proper structure of the organization based on the business objectives, and then determine who is best suited for those positions.

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Unlike Anadarko, Chevron has a group outside of HR which focuses on talent management, staffing decisions and career development. Mitch brings to this role his experience from prior organizations with a similar approach to talent management as well as his prior merger integration experience. The team Mitch forms will draw upon numerous resources and input within Anadarko to ensure the process is fair to everyone and that the best decisions are made. It will include the relevant EVPs, VPs and managers, along with HR and other input. We are confident the process will be managed in a fair and equitable manner.

4.	When should APC leaders expect to be contacted by Chevron counterparts to coordinate transition and discuss personnel?

The integration planning process will take a significant amount of time given the size and complexities of both organizations. Information flow will not be quick, and it is unlikely that many details will be available prior to closing the transaction. As information becomes available, we will share it with you.

5.	How should we expect to transition APC information and functions to Chevron?

These details will be determined as part of the integration planning process, which is now kicking off.

6.	The term combined company is being tossed out. Is this acquisition more accurately defined as a merger or a buyout?

As communicated in the initial news release, Chevron is acquiring Anadarko.

7.	Will the EC be doing field tours to all areas to talk in person?

We are making every effort to keep the flow of communication moving. This will include a range of mediums from field visits to emails, APC Go posts, updates on Insider and the recent town hall. As an example, Danny Brown has already visited a number of locations including Midland, Kermit, Denver and Platteville.

8.

Understanding that we will continue to operate as two independent entities until closing, what guidance do we have as to coordinating upcoming projects/roadmaps with Chevron so as to not duplicate efforts?

It is essential that we operate as a separate company until closing. Projects underway should continue, although they may later be postponed or modified based on decisions that emerge from the integration planning team. Interactions with Chevron should be the same as they would for normal course of business. If you have coordinated projects with Chevron already, you should continue as you would normally.

9.

Which areas of our company do you believe will have the most position/job redundancy when combined with Chevron? Is there a particular area that you expect to have the most employee cuts from the acquisition?

Chevron has indicated that it is committed to retaining a talented and skilled workforce. Efforts to assess talent needs and synergies within the combined company will be undertaken, with a focus on establishing an integrated organization that is ready to safely and effectively manage the combined company. It is too early to speculate on how specific areas will be affected.

Assets

1.	Are there any Anadarko projects that might be delayed due to the merger?

Anadarko’s 2019 capital program has not changed. As we will operate as a separate business through closing, we should continue to fund our capital projects consistent with the current 2019 program.

2.	There are pending and upcoming investment decisions in International Exploration. Will Chevron now be part of the decision making process?

No. Until closing, Anadarko must operate as a separate company from Chevron. This means we should continue to execute upon our 2019 capital program and advance projects as we would in the normal course of business.

3.	Is there any information about what will happen with WES’s Maverick Basin assets

It’s too early to know this information, though as you have heard Mike Wirth comment, Western Midstream is strategically important to why Chevron was interested in Anadarko.

4.	Is Chevron fully staffed for what they already have in the Permian?

Chevron has made it clear that retaining a talented and skilled workforce is a priority. Efforts to assess talent needs and synergies within the combined company will be undertaken, with a focus on establishing an integrated organization that is ready to safely and effectively manage the assets and opportunities of the combined company in each asset area.

5.	Can you provide guidance on capital spending and Delaware Basin development between now and when the deal is finalized?

Anadarko’s 2019 capital program remains unchanged. Until closing, we must act as a separate company and continue to safely execute upon the previously communicated capital program and objectives in the Delaware Basin and elsewhere.

6.

Anadarko owns 33.75% of Caesar Tonga and Chevron owns 20.25%. Now that Chevron will have 54% ownership, which is controlling interest, what are Chevron’s plans for the Caesar Tonga field including the expansion of Caesar Tonga?

It‘s too early to comment on Gulf of Mexico field- or platform-level specifics.

7.	What’s the plan with the Gulf of Mexico?

As Chevron’s CEO stated on the company’s investor call on April 12, 2019, Chevron’s and Anadarko’s Gulf of Mexico positions are highly complementary. Both companies have been leaders in the deepwater Gulf of Mexico for years, and this acquisition increases Chevron’s operated platform count nearly threefold from 6 to 16. This deal brings together the third- and fourth-largest producers in the Gulf. This extensive infrastructure, combined with advances in subsea technology, is expected to further enable even more capital-efficient tie-back opportunities, driving strong cash margins and higher project returns.

8.

I imagine that the process to change from Anadarko to Chevron will take some time so what are the implications for the FID approval for the Mozambique project? Is this going to be driven by the two companies or continue to be driven by Anadarko? Is Mozambique LNG Project ring fenced till FID or even first cargo delivery?

We remain positioned to take FID in the first half of 2019. This transaction does not affect that objective.

9.	What is Chevron’s outlook for Algeria?

It’s too early to know this information.

10.	Will we continue with the Midland reorganization?

Yes, the Midland reorganization and business process changes based on the work done by Midland staff (ADAD and ADPEP teams) will continue through to implementation as both efforts will position Anadarko and the combined company well to take advantage of the opportunities we have in the Delaware Basin.

11.	Will the relocation of people from Midland to Houston continue as planned?

Yes. Employees who chose to relocate to Houston as part of the Midland reorganization will be able to continue to do so. If the employee wishes to reconsider his/her decision, they should raise this with their manager and HR as soon as possible.

12.	Is there anything that can be told to us about how their current organization is structured?

Until closing, Anadarko must operate as a separate company from Chevron. In that regard, the best approach for you to better understand Chevron, which is a good idea for all of us, is to view the information publicly available on their website.

Offices and Locations

1.	Will the new Midland office open on schedule in September or will the decision on our Midland presence be determined after closing?

We’re continuing construction on Anadarko’s new campus in Midland. It is too early to know how Chevron will approach the Midland location.

2.	What will be the outcome for the Cote D’Ivoire office since it was in the process of closing? Will this decision change something?

The closing of the Côte D’Ivoire office will continue as planned.

3.	In the Town Hall, the Denver office and the DJ were mentioned but how does it look for PRB folks in Denver and WY?

It is too early to know this information.

4.	What are the plans for various offices across Anadarko, including the Broussard Warehouse, London office and renovations on the Denver office?

It’s too early to know most of this information; however, we do anticipate moving forward with the previously planned renovations of the Denver office.

5.	If I continue to work for Chevron, can I work in their offices downtown?

It is too early to know this information.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of

1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Chevron’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Chevron to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://www.chevron.com/investors/financial-information#secfilings and on the SEC’s website at http://www.sec.gov.